EXHIBIT 99.2

Management’s Discussion and Analysis of Financial Condition and Operating Results

Overview

WF International Limited (“WF”) is a holding company incorporated as an exempted company under the laws of the Cayman Islands. As a holding company with no material operations of its own, it conducts substantially all of its operations through its PRC subsidiaries, primarily Chengdu Shanyou HVAC Engineering Co., Ltd. (“Shanyou HVAC”), which started its business in Chengdu, China in 2009.

We are principally engaged in the provision of supply, installation, fitting-out and/or maintenance services for HVAC systems, floor heating systems and water purification systems. We currently solely serve commercial clients. We work with property development companies that offer high-end fully furnished homes, and companies beyond real estate sector, such as manufactories in new energy industry, providing them with comprehensive HVAC related electromechanical solutions. By offering such comprehensive solutions for HVAC systems, floor heating systems and water purification systems, we have positioned ourselves as an integrated supplier of electromechanical products and installation services.

We, through our subsidiaries, primarily engage in three business lines: HVAC system installation and servicing projects, HVAC system sales, and other customized services. We generate revenues primarily from supply, installation, fitting-out and maintenance services for HVAC systems for commercial residential buildings and new factory construction ventures.

We were negatively impacted by an overall weakening of the real estate industry as a result of strict financial regulations issued for real estate developers since the second half of 2020 and declined sales of new residential properties in China since the second quarter of 2023. In response, Chinese authorities introduced a series of easing measures in 2024, including lifting purchase restrictions in select cities such as Chengdu, Hangzhou and Xi’an and lowering the minimum down payment for first-time buyers to 15%, aimed at reducing housing inventory and restoring market confidence. Since the fourth quarter of 2024, new home sales in major cities have shown sustained recovery with resale transactions of residential properties rising rapidly. As a result, we experienced significant growth in revenue through a gradual recovery in our ongoing projects in the real estate sector, as some of our real estate developer clients accelerated construction schedules of ongoing projects to capitalize on improving market conditions. Our revenue increased by approximately $5.9 million, or approximately 206.1%, to $8.7 million for the six months ended March 31, 2025, from $2.9 million for the six months ended March 31, 2024.

However, China’s economy has faced challenges since the start of 2025. Continued global market turbulence and declining consumer spending, including home purchases, as well as slowdown in economic growth in China, have intensified competition for new construction projects. As a result, our profitability of construction projects has been adversely affected by weaker demand for new residential construction, increased competition leading to lower contract prices, and a significant amount of out-of-scope work that cannot be fully recovered due to customers’ budget constraints, Our gross profit margin decreased sharply from 28.9% for the six months ended March 31, 2024, to 5.6% for the six months ended March 31, 2025. In order to navigate the challenging market, we have taken measures to support our sustainable and steady growth, including: (i) stricter client vetting in real estate to prevent default risk; (ii) active collaboration with clients outside of the real estate industry; and (iii) our exploration into the consumer market, taking advantage of the huge consumer population base and the sales opportunity brought by the renovation of old urban residential areas to improve the quality of living environment, as well as the recovery of the real estate sector, especially high-quality new housing projects.

In April 2025, we incorporated Chengdu Wufang Boyuan Innovation Technology Co., Ltd., a limited liability company organized under the laws of China and as a wholly-owned subsidiary of WF Nevada, in connection with our plan to explore new business opportunities in the consumer market.

Our Backlog

We used backlog to measure revenues that we expect to recognize from work that has yet to be performed on uncompleted contracts and from work that has been contracted but has not started. We believe backlog improves our ability to forecast future results and identify operating trends that may not otherwise be apparent. While all of our backlog is supported by contracts from customers, backlog is not a guarantee of future revenues, as contractual commitments may change and our performance may vary. Not all of our work is performed under contracts included in backlog; such as other customized services on an as-needed basis. The following table provides a summary of changes in our backlog for the six months ended March 31, 2025 and 2024:

	For the Six Months Ended March 31, 2025
	Real estate sector	Sectors beyond real estate	Total

Backlog as of September 30, 2024	$14,957,003	$3,342,165	$18,299,168
Project awards	3,183,466	223,128	3,406,594
Project termination	—	(152,668)	(152,668)
Revenue recognized for the period	(8,104,509)	(644,436)	(8,748,945)
Exchange rate effect	(481,228)	(108,547)	(589,775)
Backlog as of March 31, 2025	$9,554,732	2,659,642	12,214,374

	For the Six Months Ended March 31, 2024
	Real estate sector	Sectors beyond real estate	Total

Backlog as of September 30, 2023	$15,121,318	$478,267	$15,599,585
Project awards	4,633,233	6,518,011	11,151,244
Revenue recognized for the period	(2,328,494)	(530,050)	(2,858,544)
Exchange rate effect	148,571	(7,773)	140,798
Backlog as of March 31, 2024	$17,574,628	6,458,455	24,033,083

It is standard industry practice to grant our clients termination rights in the contracts. These rights typically allow clients to terminate the contracts if we are unable to fulfill our contractual obligations or breach material terms of the contracts, including but not limited to, significant delays in delivery of products or services, failure to meet technical and/or quality requirements, or unauthorized subcontracting. As of March 31, 2025, the value of our backlog subject to termination rights was approximately $11.4 million.

Key Factors Affecting Our Operating Results

Substantially all of our operations are all located in China. Accordingly, our results of operations, financial condition and prospects are affected by China’s economic growth, market competition, and political and regulatory environments.

In addition, our results of operations and financial condition are also affected by factors driving the HVAC market in China, such as the number and scale of new construction activities. Unfavorable changes in any of these general factors could materially and adversely affect our results of operations.

While our business is influenced by general factors affecting our industry, our results of operations are more directly affected by the following specific factors.

The PRC real estate industry

Our business and results of operations are affected by our ability to adapt to the fluctuation in the PRC real estate industry. The general factors affecting the real estate industry include:

●	China’s overall economic growth and level of per capita disposable income;

●	regulations and policies affecting the real estate industry and housing finance industry;

●	urbanization trend; and

●	changes in the supply and demand in different areas of the housing market.

Demand for private residential real estate in China had grown steadily for decades along with the increase in permanent urban residents. However, the purchase intention of properties is often coupled with volatility and fluctuations in real estate transaction volume and prices. The real estate sector experienced a downward trend in recent years, with sales in most cities yet to recover, even with intensive policy efforts to halt declines and returning to stability.

Fluctuations of supply and demand in China’s real estate sector are caused by economic, social, political, environmental and other factors. Any severe or prolonged slowdown in China’s real estate sector may materially and adversely affect our customers investment in real estate development and scale of construction activities for new residential property development. To the extent fluctuations in China’s real estate sector adversely affect investment on real estate development, our financial condition and results of operations may be materially and adversely affected.

Construction activities in PRC

Our current focus lies in providing, installing, and servicing HVAC systems for new residential property development projects in the PRC. The size of our projects varies depending on the corresponding scale of our customers’ property development ventures. For the six months ended March 31, 2025 and 2024, our revenue generated from real estate property development projects was approximately $8.1 million and $2.3 million, respectively, representing approximately 92.6% and 81.5% of our total revenue. It is important to note that changes in construction activities, especially in relation to real estate property development in the PRC, can significantly impact the demand for our services and products, thereby affecting our business and financial performance. In addition, as we actively collaborate with clients outside of the real estate industry, the demand for our services is driven by the development of commercial, industrial and infrastructure projects. The timing, size and nature of these projects will, on the other hand, be determined by a number of factors such as the Chinese government’s spending budget on construction projects and the general conditions and prospects of the local economy.

Equipment costs and subcontracting fees

Equipment costs are costs of procurement of equipment that is used by us for our HAVC system installation and servicing projects, and air conditioner sales. Depending on project scale, specific technical requirements, required completion timeframe, and our manpower availability, we may engage subcontractors to assist us in completing on-site work. Therefore, our subcontracting fees consist of payments made to those subcontractors and may vary depending on the project size, level of involvement and the complexity of work. Our subcontracting fees constitute a significant portion of our total cost of sales. Fluctuation in equipment costs and subcontracting fees may affect our gross margins. After securing projects, subcontracting fees and equipment costs may fluctuate from initial estimations during the tendering stage. If subcontracting fees or costs for equipment increase unexpectedly to the extent that our Company incurs substantial extra costs without sufficient compensation or an increase in project revenue, our financial performance and profitability will be adversely affected.

Awarding of projects

The acquisition of profitable projects remains a crucial factor in sustaining our growth. Our HVAC system installation and servicing projects are typically executed on a project-by-project basis. As we primarily obtain projects through competitive tendering, if we fail to secure new projects with a satisfactory price, it could have an adverse impact on our revenue and overall financial performance.

Results of Operations

For the Six Months Ended March 31, 2025 and 2024

The following table sets forth a summary of our results of operations for the six months ended March 31, 2025 and 2024, both in absolute amount and as a percentage of our total revenues. This information should be read together with our unaudited condensed consolidated financial statements and related notes included elsewhere in this report. The results of operations in any period are not necessarily indicative of our future trends.

	For the Six Months Ended March 31,
				Percentage
	2025	2024	Change	Change
Revenues	$8,748,945	$2,858,544	$5,890,401	206.1%
Cost of revenues	(8,260,142)	(2,032,050)	(6,228,092)	306.5%
Gross profit	488,803	826,494	(337,691)	(40.9)%
Selling expenses	(12,487)	(20,917)	8,430	(40.3)%
General and administrative expenses	(812,848)	(209,573)	(603,275)	287.9%
(Loss) income from operations	(336,532)	596,004	(932,536)	(156.5)%
Other expenses, net	(66,352)	(70,960)	4,608	(6.5)%
Income taxes benefit (provision)	34,069	(137,384)	171,453	(124.8)%
Net (loss) income	$(368,815)	$387,660	$(756,475)	(195.1)%

 Revenues

Our revenues are derived from projects, products and services. Total revenues increased by approximately $5.9 million, or 206.1%, to approximately $8.7 million for the six months ended March 31, 2025, compared to approximately $2.9 million for the six months ended March 31, 2024.

Our revenues from different categories are summarized as follows:

	For the Six Months Ended March 31,
	2025	2024	Change	Change (%)
Revenues
Revenue - projects	$8,148,629	$1,756,987	$6,391,642	363.8%
Revenue - products	471,144	978,015	(506,871)	(51.8)%
Revenue - services	129,172	123,542	5,630	4.6%
Total revenues	$8,748,945	$2,858,544	$5,890,401	206.1%

Revenue from projects

Revenue from HVAC provision, installation and servicing projects in the six months ended March 31, 2025 increased by approximately $6.4 million, compared to the six months ended March 31, 2024. The increase was mainly attributable to the acceleration of construction schedules of ongoing projects by some of our real estate developer clients leverage the recovery of new home sales.

Revenue from sales of products

Revenue from HVAC systems sales during the six months ended March 31, 2025 decreased by approximately $0.5 million, or 51.8%, compared to the six months ended March 31, 2024. The decrease is attributable to the following factors: (i) continued turbulence in global trade as well as declining consumer spending have constrained the expansion of China’s industrial production capacity, limiting our ability to secure incremental industrial construction projects; (ii) a decline in the number of new real estate engagements obtained during this period, as the real estate developers adopted a more cautious stance with new investment.

Revenue from services

Revenue from installation, maintenance and repair services remained stable, increased slightly by $5,630 for the six months ended March 31, 2025 compared to the six months ended March 31, 2024, due to slightly increased number of service contracts we performed during the six months ended March 31, 2025.

Cost of Revenues

Total cost of revenues increased by approximately $6.2 million, or 306.5%, to approximately $8.3 million for the six months ended March 31, 2025, compared to approximately $2.0 million for the six months ended March 31, 2024. The increase in cost of revenues is mainly due to the increase in revenues.

Our cost of revenues for different revenues categories are summarized as follows:

	For the Six Months Ended March 31,
	2025	2024	Change	Change (%)
Cost of Revenues
Cost of revenue - projects	$7,743,337	$1,140,400	$6,602,937	579.0%
Cost of revenue - products	400,783	767,953	(367,170)	(47.8)%
Cost of revenue - services	116,022	123,697	(7,675)	(6.2)%
Total cost of revenues	$8,260,142	$2,032,050	$6,228,092	306.5%

Our cost of revenues for projects increased by approximately $6.6 million, or 579.0%, from approximately $1.1 million for the six months ended March 31, 2024 to approximately $7.7 million for the six months ended March 31, 2025. The increase in project costs was greater than the increase in project revenue. The reasons were more fully described under “Gross Profit” below.

Our cost of revenues for products decreased by approximately $0.4 million, or 47.8%, to approximately $0.4 million for the six months ended March 31, 2025, from approximately $0.8 million for the six months ended March 31, 2024. The decrease in cost of revenues for products is aligned with the decrease in our product sales.

Our cost of revenues for services decreased by $7,675, or 6.2%, to approximately $116,000 for the six months ended March 31, 2025, from approximately $124,000 for the six months ended March 31, 2024. The reason for the decrease in the cost of revenues for services was more fully described under “Gross Profit” below.

Gross Profit

Our gross profit decreased by approximately $0.3 million, or 40.9%, from approximately $0.8 million for the six months ended March 31, 2024 to approximately $0.5 million for the six months ended March 31, 2025. For the six months ended March 31, 2025 and 2024, our overall gross margin was 5.6% and 28.9%, respectively.

Our gross profit and gross profit margin for different revenue categories are summarized as follows:

	For the Fiscal Years Ended March 31,
	2025	2024	Change/%
Projects
Gross profit	$405,292	$616,587	(211,295)
Gross profit margin	5.0%	35.1%	(30.1)%

Products
Gross profit	$70,361	$210,062	(139,701)
Gross profit margin	14.9%	21.5%	(6.5)%

Services
Gross profit	$13,150	$(155)	13,305
Gross profit margin	10.2%	(0.1)%	10.3%

Total
Gross profit	$488,803	$826,494	(337,691)
Gross profit margin	5.6%	28.9%	(23.3)%

The gross profit for projects decreased by approximately $0.2 million during the six months ended March 31, 2025 compared with that during the six months ended March 31, 2024. The gross profit margin for projects decreased from 35.1% for the six months ended March 31, 2024 to 5.0% for the six months ended March 31, 2025. The decrease in gross profit margin was attributable to the following factors:

(i)	project terminations and reduced pricing for additional work due to the customers’ budget constraints, resulting in losses on certain projects during the six months ended March 31, 2025.

(ii)	increased bidding competition leading to lower contract prices and compressed project margins.

(iii)	higher labor costs on certain mid-scale projects, as fragmented work sequences reduced productivity

(iv)	elevated labor costs on projects in newly entered cities due to supply chain disruptions.

The gross profit for sales of products decreased by approximately $0.1 million for the six months ended March 31, 2025 compared with the six months ended March 31, 2024. The gross profit margin for sales of products decreased from 21.5% for the six months ended March 31, 2024 to 14.9% for the six months ended March 31, 2025, primarily due to lower pricing offered in sales contracts with newly acquired commercial customers as part of our strategy to expand our customer base.

The gross profit margin for services increased by 10.3%, from a gross loss of 0.1% in the six months ended March 31, 2024 to a gross profit of 10.2% during the six months ended March 31, 2025. This improvement was primarily due to a decreased contract price offered by one of our long-term customers due to budget constrain during the six months ended March 31, 2024 and resulted in a gross loss while no similar situation occurred in the corresponding period in 2025.

General and Administrative Expenses

General and administrative expenses increased by approximately $0.6 million, or 287.9%, for the six months ended March 31, 2025 compared to the six months ended March 31, 2024. The increase was mainly due to (i) the professional service fees amounting to approximately $0.2 million for our audit services; and (ii) a recovery of previously recognized credit impairment losses that was recorded during the six months ended March 31, 2024, attributable to the recovery of historically written-off receivables, with no comparable recovery occurring in the six months ended March 31, 2025.

Income Taxes Benefit (Provision)

We incurred income tax benefit for the six months ended March 31, 2025, as a result of the increase in deductible temporary differences, and we had no taxable income for the corresponding period.

Net (Loss) Income

As a result of the combination of factors discussed above, we have incurred net loss of approximately $0.4 million for the six months ended March 31, 2025 as compared to net income of approximately $0.4 million for the six months ended March 31, 2024.

Liquidity and Capital Resources

Primary Sources of Liquidity

Our primary sources of liquidity consist of cash flows from operations and borrowings from banks and third parties. Our ability to generate sufficient cash flows from our operating activities is primarily dependent on by the efficiency of our operations, the volume and dollar value of our revenue contracts, the progress or execution of customer contracts, and the timing of accounts receivable collections.

As of March 31, 2025 and September 30, 2024, our working capital was approximately $1.6 million and $3.1 million, and cash and restricted cash amounted to approximately $1.8 million and 1.2 million, respectively. In assessing our liquidity, we monitor and analyze our cash on-hand and our operating expenditure commitments. Our liquidity needs are to meet our working capital requirements and operating expenses obligations.

We believe our current working capital is sufficient to support our operations for the next twelve months. We may, however, need additional financial resources in the future if we experience changes in business conditions or other developments or if we find and wish to pursue opportunities for investment, acquisition, capital expenditure, or similar actions. If we determine that our cash requirements exceed the amount of cash and cash equivalents we have on hand at the time, we may seek to obtain additional debt facilities. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

Cash Flows

For the Six Months Ended March 31, 2025 and 2024

The following table summarizes our cash flows for the periods indicated:

	For the Six Months Ended March 31,
	2025	2024

Net cash (used in) provided by operating activities	$(70,582)	$447,153
Net cash used in investing activities	(509,860)	(80,999)
Net cash provided by (used in) financing activities	1,439,719	(59,435)
Effect of changes of exchange rates on cash and restricted cash	(41,184)	3,758
Net increase in cash and restricted cash	$818,093	$310,477

Operating Activities

Net cash used in operating activities was approximately $71,000 for the six months ended March 31, 2025, primarily attributable to net loss of approximately $0.4 million, an increase in contract assets of approximately $1.6 million from increased unbilled revenue as a result of accelerated construction schedules, an increase in inventory of approximately $0.4 million, a decrease in contract liability of approximately $0.4 million and a decrease in taxes payables of approximately $0.1 million. The net cash used in operating activities was partially offset by a non-cash adjustment of provision of credit allowance of approximately $0.1 million, a decrease in contract fulfilment cost of approximately $2.4 million, an increase in other payables and accrued liabilities of approximately $0.2 million, an increase in accounts payable of approximately $45,000, and a decrease in advance to suppliers and other receivables in total of approximately $82,000.

Net cash provided by operating activities was approximately $0.4 million for the six months ended March 31, 2024, primarily attributable to net income of approximately $0.4 million, a decrease in contract assets of approximately $1.1 million, an increase in contract liabilities of approximately $1.0 million and an increase in other payables and accrued liabilities of approximately $0.2 million. The net cash provided by operating activities was partially offset by a non-cash adjustment of recovery of credit allowance of approximately $0.2 million, an increase in contract fulfilment cost of approximately $0.5 million, an increase in inventory of approximately $0.1 million, an increase in advance to suppliers of approximately $0.4 million, and a decrease in accounts payables of approximately $1.0 million.

Investing Activities

Net cash used in investing activities was approximately $0.5 million for the six months ended March 31, 2025, attributable to prepayment for fixed assets of $0.5 million.

Net cash used in investing activities was approximately $81,000 for the six months ended March 31, 2024, attributable to the purchase of software.

Financing Activities

Net cash provided by financing activities was approximately $1.4 million for the six months ended March 31, 2025, primarily attributable to proceeds from bank loans of approximately $2.1 million and proceeds from shareholder loans of approximately $0.4 million. Net cash provided by financing activities was partially offset by repayments of loans from banks and third parties of approximately $1.0 million.

Net cash used in financing activities was approximately $59,000 for the six months ended March 31, 2024, primarily attributable to proceeds from bank loans of approximately $2.0 million. Net cash used in financing activities was partially offset by repayments of loans from banks and shareholders of approximately $2.1 million.

Subsequent events

On April 2, 2025, the Company sold an aggregate of 1,400,000 ordinary shares of a par value of $0.000001 each in its initial public offering. The proceeds of $1 representing the par value, were credited to the Company’s ordinary shares. The remaining proceeds of $5,599,999 before deducting underwriting discounts and offering expenses were credited to the additional paid in capital.

On April 2, 2025, the Company issued ordinary share purchase warrants to the underwriters of its initial public offering (the “IPO Representative Warrants”) for the purchase of an aggregate of 70,000 ordinary shares with an exercise price of $4.00 per ordinary share. As of the date of this report, no IPO Representative Warrants were exercised.

Commitments and Contingencies

In the normal course of business, we are subject to loss contingencies, such as legal proceedings and claims arising out of our business, which cover a wide range of matters, including tax matters. In accordance with FASB ASC No. 450-20, “Loss Contingencies”, we will record accruals for such loss contingencies when it is probable that a liability has been incurred and the amount of loss can be reasonably estimated. For the six months ended March 31, 2025 and 2024, we did not record any accruals for loss contingencies.

The following table summarizes our contractual obligations as of March 31, 2025:

	Payments Due by Period
Contractual obligations	Total	Less than 1 Year	1 – 3 years	3 – 5 Years	More than 5 Years
Short-term loans – banks	$2,487,357	$2,487,357	$—	$—	$—
Long-term loans – banks	826,822	708,705	118,117	—	—
Long-term loans – a third party	137,804	78,745	59,059	—	—
Operating lease obligations	59,531	42,995	16,536	—	—
Total	$3,511,514	$3,317,802	$193,712	$—	$—

The following table summarizes our contractual obligations as of March 31, 2024:

	Payments Due by Period
Contractual obligations	Total	Less than 1 Year	1 – 3 years	3 – 5 Years	More than 5 Years
Short-term loans – banks	$1,258,950	$1,258,950	$—	$—	$—
Long-term loans – banks	902,576	259,915	642,661	—	—
Long-term loans – a third party	44,435	44,435	—	—	—
Operating lease obligations	103,044	43,212	56,508	3,324	—
Total	$2,309,005	$1,606,512	$699,169	$3,324	$—

Off-Balance Sheet Arrangements

As of June 30, 2025, we had no off-balance sheet arrangements including arrangements that would affect our liquidity, capital resources, market risk support and credit risk support or other benefits.

Critical Accounting Estimates

The preparation of unaudited condensed consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities on the balance sheet date and the reported amounts of revenues and expenses during the reporting periods. Accounting estimates reflected in the Company’s unaudited condensed consolidated financial statements include the budget cost used for contract fulfilment costs and accrued contract costs calculation, the discount rate used for right-of-use assets and lease liabilities calculation, the useful lives of property and equipment and software, impairment of long-lived assets, impairment of contract fulfilment costs, allowance for credit losses for accounts receivables and contract assets, deferred tax assets and uncertain tax position, and other provisions and contingencies. Despite the fact that the Company determined there are no critical accounting estimates, the most significant estimates relate to the budget costs used for contract fulfilment costs and accrued contract costs calculation, and allowance for credit losses for accounts receivables and contract assets.

Budget costs

Budget costs are prepared by the Company on the basis of quotations from time to time provided by the major suppliers and subcontractors involved and the experience of management. In order to keep the budget cost accurate and up-to-date, our management conducts reviews at each period end of the budget cost by comparing the budget amounts to the actual amounts incurred, and updates budget costs based on actual amount incurred on a quarterly basis.

Allowance for credit losses

The Company considered various factors, including nature, historical collection experience, the age of the accounts receivable balances and the contract assets, credit quality and specific risk characteristics of its customers, current economic conditions, forecasts of future economic conditions, reversion period, and qualitative and quantitative adjustments to develop an estimate of credit losses. The Company have adopted loss rate method and individual specific valuation method to calculate the credit loss and considered the reverent factors of the historical and future conditions of the Company to make reasonable estimation of the risk rate. For accounts receivable and contract assets, the Company uses the loss rate method, which is a combination of historical rate method and adjustment rate method, to estimate the credit loss. For accounts receivable aged over one year, accounts receivable and contract assets with evidence of credit deterioration, and overdue retainage receivable, the Company uses the individual specific valuation method to estimate the credit loss.

The Company believes that the estimates utilized in preparing its consolidated financial statements are reasonable and prudent. Actual results could differ from these estimates. To the extent that there are material differences between these estimates and the actual results, future financial statements will be affected.

While our significant accounting policies are more fully described in Note 2 – Summary of Significant Accounting Policies to our unaudited condensed consolidated financial statements, we believe that there were no critical accounting policies that affect the preparation of financial statements.

Quantitative and Qualitative Disclosures about Market Risks

Interest Rate Risk

We are exposed to interest rate risk while we have short-term and long-term bank and third-party loans outstanding. Although interest rates for our loans are about fixed for the terms of the loans, and interest rates are subject to change upon renewal.

Foreign Exchange Risk

Our operating entity’s functional currency is RMB and our reporting currency is U.S. dollar. As a result, we are exposed to foreign exchange risk as our results of operations may be affected by fluctuations in the exchange rate between U.S. dollar and RMB. If the RMB depreciates against the U.S. dollar, the value of our revenues, earnings, and assets in RMB as expressed in our financial statements in U.S. dollar will decline.

Holding Company Structure

WF is a holding company with no material operations of its own. We conduct our operations primarily through our PRC subsidiaries in China. As a result, our ability to pay dividends depends upon dividends paid by our PRC subsidiaries. If our existing PRC subsidiaries or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our wholly foreign-owned subsidiary in China is permitted to pay dividends to us only out of its retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, each of our PRC subsidiaries in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of their registered capital. In addition, our wholly foreign-owned subsidiary in China may allocate a portion of its after-tax profits based on PRC accounting standards to enterprise expansion funds and staff bonus and welfare funds at its discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by SAFE. Our PRC subsidiaries have not paid dividends and will not be able to pay dividends until they generate accumulated profits and meet the requirements for statutory reserve funds.